# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Landsea Homes Corporation, CIK 0001721386
CUSIP: 51509P103
Title of class of securities: Common stock, par value $0.0001
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0000950170-24-140615
Filed by CIK 0001767199
Persons authorized to receive notices and communications: Mill Road Capital III, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Mill Road Capital III, L.P. (CIK 0001767199): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,446,467; shared voting power 0; sole dispositive power 2,446,467; shared dispositive power 0; aggregate amount beneficially owned 2,446,467 (6.7% of the class)
- Mill Road Capital III GP LLC (CIK 0001767178): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 2,446,467; shared voting power 0; sole dispositive power 2,446,467; shared dispositive power 0; aggregate amount beneficially owned 2,446,467 (6.7% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,446,467; sole dispositive power 0; shared dispositive power 2,446,467; aggregate amount beneficially owned 2,446,467 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001
Name of issuer: Landsea Homes Corporation
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Comment: This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.0001 (the "Common Stock"), of Landsea Homes Corporation, a Delaware corporation (the "Issuer"), filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the "Reporting Persons") on December 26, 2024 (such joint statement, as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons have acquired beneficial ownership of an aggregate of 2,446,467 shares of Common Stock for $24,526,125.16 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of standard American-style, exchange-traded put options ("Put Options") is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraphs after the second paragraph:

On March 3, 2025, the Fund sent the letter attached hereto as Exhibit 3, which is incorporated herein by reference, to the Issuer setting forth its intention to nominate three directors for election at the Issuer's 2025 Annual Meeting of Stockholders (the "Annual Meeting") and serving as a notice of nomination in accordance with the Issuer's bylaws and Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended. The Fund requested in the letter that the Issuer name Thomas E. Lynch, Deven H. Petito and Donald J. Tringali in its proxy statement as nominees for election to the Issuer's board of directors at the Annual Meeting.

The Fund entered into a Nomination Agreement with Mr. Tringali on March 3, 2025, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, pursuant to which, among other things, Mr. Tringali agreed to be named as a nominee in any proxy materials prepared by the Issuer or the Fund in relation to the Annual Meeting, to serve as a director of the Issuer if elected and, in such capacity, to act in the best interests of the shareholders of the Issuer and to exercise independent judgment in accordance with his fiduciary duties.

On March 3, 2025, the Fund also sent the letter attached hereto as Exhibit 5, which is incorporated herein by reference, to the Chairman of the Board of Directors of the Issuer.

The Fund may also wish to exercise its right to inspect certain books and records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law in order to identify and communicate with other stockholders in connection with any solicitation of proxies in support of the nominees and to obtain additional information about the Issuer, and the Fund may demand that the Issuer make such books and records available.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph (a) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 36,330,297 shares of Common Stock issued and outstanding as of February 21, 2025, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2024. All of the share numbers reported herein are as of the close of trading on March 4, 2025, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 2,446,467 shares of Common Stock, of which 100 shares are held of record. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP. Accordingly, each of the Reporting Persons beneficially owns 2,446,467 shares of Common Stock, or approximately 6.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 2,446,467 shares of Common Stock, or approximately 6.7% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock from January 3, 2025 (the date 60 days prior to the filing of this Schedule 13D) to March 4, 2025 (the "Reporting Period"):

Date of Purchase Shares Purchase (#) Purchase Price per Share ($)
01/03/2025* 15,000 $12.5000
01/06/2025* 5,900 $12.5000
2/14/2025 13,020 $8.2534
2/14/2025 275,000 $8.3518
2/14/2025 500 $8.2570
2/18/2025 5,403 $8.3506
2/21/2025 28,255 $8.2184
2/28/2025 101,599 $6.8769
03/03/2025 107,779 $6.7944
03/04/2025 75,730 $6.8140
*Effected pursuant to the assignment of Put Options.
Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The first paragraph of Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

The table below lists the standard American-style, exchange-traded call options ("Call Options") purchased and sold by the Fund during the Reporting Period. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the purchase and sale prices do not reflect brokerage commissions paid.

Value per Underlying Share at which Shares Underlying Call Options Call Options' Strike
Date of Purchase/Sale Call Options were Purchased/Sold ($) Purchased/(Sold) (100s) Price per Share ($) Call Options' Expiration Date
$0.3144 01/31/2025 1640 $10.00 05/16/2025
$0.2459 02/14/2025 (666) $10.00 05/16/2025
$0.2518 02/18/2025 (974) $10.00 05/16/2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 3 Letter from Mill Road Capital III, L.P. to Landsea Homes Corporation dated March 3, 2025.
Exhibit 4 Nomination Agreement between Mill Road Capital III, L.P. and Donald J. Tringali dated March 3, 2025.
Exhibit 5 Letter from Mill Road Capital III, L.P. to the Chairman of the Board of Directors of Landsea Homes Corporation dated March 3, 2025.

## Signatures
- Mill Road Capital III, L.P.: /s/ Thomas E. Lynch, Thomas E. Lynch, Chairman and Management Committee Director of Mill Road Capital III GP LLC, its General Partner (03/04/2025)
- Mill Road Capital III GP LLC: /s/ Thomas E. Lynch, Thomas E. Lynch, Chairman and Management Committee Director (03/04/2025)
- Thomas E. Lynch: /s/ Thomas E. Lynch, Thomas E. Lynch (03/04/2025)